EXHIBIT 99.1

For Immediate Release 19-14-TR	Date:	April 22, 2019
TECK REPORTS UNAUDITED FIRST QUARTER RESULTS FOR 2019

•	EBITDA[1] was $1.4 billion; profit attributable to shareholders was $630 million; adjusted fully diluted earnings per share were $0.99
•	Upgraded to investment grade credit ratings by four rating agencies eliminating $1.1 billion in letter of credit requirements
•	Liquidity remains strong at $8.7 billion
•	Solid operating performance, no change in 2019 guidance

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported profit attributable to shareholders of $630 million ($1.11 per share) for the first quarter of 2019 compared with $759 million ($1.32 per share) a year ago. Adjusted profit attributable to shareholders1 2 was $568 million ($1.00 per share) compared with $753 million ($1.31 per share) a year ago.

“Demand for our products remains strong, commodity prices continue to be solid and we were pleased to regain investment grade credit ratings, which confirms our strong financial position,” said Don Lindsay, President and CEO. “Our previously issued guidance for the year remains unchanged and our main focus for the remainder of the year is the development of our QB2 copper project.”

Highlights and Significant Items

•
Profit attributable to shareholders was $630 million ($1.11 per share) in the first quarter compared with $759 million ($1.32 per share) a year ago. Adjusted profit was $568 million ($1.00 per share) compared with $753 million ($1.31 per share) in the first quarter of last year.

•	EBITDA was $1.4 billion compared with $1.6 billion in the first quarter of 2018. Our adjusted EBITDA in the first quarter totaled $1.3 billion compared with $1.6 billion last year.

•
Gross profit was $1.0 billion in the first quarter compared with $1.4 billion a year ago. Gross profit before depreciation and amortization was $1.4 billion compared with $1.7 billion in the first quarter of 2018.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•
The transaction through which Sumitomo Metal Mining Co. Ltd. (SMM) and Sumitomo Corporation (SC) subscribed for a 30% indirect interest in Compañia Minera Quebrada Blanca S.A., which owns Quebrada Blanca Phase 2 (QB2), closed on March 29, 2019. On closing of the transaction SMM and SC contributed $1.3 billion (US$966 million) to the QB2 project and are expected to contribute a further US$307 million over the remainder of 2019.

•
Construction of QB2 was approved by our Board in December 2018 and mobilization is in progress. The current construction workforce is over 1,600 people across the six major construction areas. First production is targeted for the second half of 2021.

•
In March, we paid our regular base dividend of $0.05 per share, which totaled $28 million. We continue to purchase shares under our normal course issuer bid in accordance with our Board’s direction to management to apply $400 million to the repurchase of Class B subordinate voting shares. To date, we have purchased approximately 11.9 million Class B subordinate voting shares for $348 million, of which $180 million was purchased in the first quarter. As previously disclosed, our Board will consider an additional return of capital to shareholders over the course of 2019 following the closing of the QB2 transaction and related project financing.

•
As previously announced, in early February we agreed with Posco Canada Limited (Poscan) to substantially increase the royalty paid by Poscan in respect of its 20% share of Greenhills coal production, effective February 11, 2019. At benchmark steelmaking coal prices of approximately US$200 per tonne, the royalty payment will increase by approximately $90 million annually. At current steelmaking coal prices, the increase in the royalty has increased first quarter revenue by approximately $13 million. The new royalty remains in effect until December 31, 2022.

•	Our liquidity remains strong at $8.7 billion, including $2.5 billion in cash at April 22, 2019, of which $1.3 billion is in Chile for the development of our QB2 project.

•
We have received investment grade credit ratings from four rating agencies since the end of 2018. As a result, approximately $1.1 billion in letters of credit posted as financial security for QB2 power purchase contracts, and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills have been terminated.

•	There is no change to our 2019 guidance.

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This management’s discussion and analysis is dated as at April 22, 2019 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2019 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2018. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2018, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our profit in the first quarter declined from a year ago primarily due to lower commodity prices for our products, and partly due to higher operating costs. These items were partly offset by a weaker Canadian dollar in the period compared with a year ago, which has a positive effect on our business. In the first quarter, LME copper prices decreased by 11% from a year ago and averaged US$2.82 per pound, while LME zinc prices decreased by 21% and averaged US$1.23 per pound. Our average realized steelmaking coal price decreased slightly by 5% to CAD$248 (US$186) per tonne compared with a year ago. The steelmaking coal market continues to be supported by strong demand and supply constraints and our steelmaking coal business unit continues to provide substantial profits and cash flows. We continue to move more material in order to improve future operational flexibility to take advantage of the current price environment. In our energy business unit, Western Canadian Select (WCS) prices rose substantially from the fourth quarter of 2018, due to a significant narrowing of Canadian heavy blend differentials and increasing global benchmark oil prices. Our averaged realized blended bitumen price was US$42.12 per barrel in the first quarter.

Production of our principal products in the first quarter was lower than a year ago due to various issues including severe winter weather conditions that affected Red Dog and our steelmaking coal operations and supply chain, anticipated lower ore grades at a few of our operations and maintenance issues at our Trail Operations. Despite these challenges, we expect to meet our production guidance for the year. Bitumen production from Fort Hills in the first quarter was lower than design capacity, but within our guidance range, due to the Government of Alberta curtailments that came into effect on January 1, 2019.

Our balance sheet and financial position remain strong and we closed the quarter with $2.4 billion in cash and US$4.0 billion of undrawn credit facilities. Since the end of 2018, we have received investment grade credit ratings from four rating agencies. As a result, we are completing the termination of approximately $1.1 billion in letters of credit that were required to satisfy financial security requirements for QB2 power purchase contracts and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. To date we have terminated approximately $1.1 billion of these letters of credit.

Full construction of Quebrada Blanca Phase 2 (QB2) commenced in December and mobilization is in progress with the current construction workforce of over 1,600 people across the six major construction areas. First production is targeted for the second half of 2021. The transaction through which Sumitomo Metal Mining Co. Ltd. (SMM) and Sumitomo Corporation (SC) subscribed for a 30% indirect interest in Compañia Minera Quebrada Blanca S.A. (QBSA), which owns QB2, closed on March 29, 2019. On closing of the transaction SMM and SC contributed
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$1.3 billion (US$966 million) to the QB2 project, and are expected to contribute a further US$307 million over the remainder of 2019. Our first contributions to the project are not required until late 2020.

Effective January 1, 2019, we adopted IFRS 16, Leases (IFRS 16), and recorded additional lease liabilities on our balance sheet of approximately $347 million. The effect of adoption of this new accounting standard is further described in the Adoption of New Accounting Standards and Accounting Developments section of this MD&A and in more detail in Note 15 to our interim consolidated financial statements as at March 31, 2019.

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Profit and Adjusted Profit

Profit attributable to shareholders in the first quarter was $630 million, or $1.11 per share, compared with $759 million, or $1.32 per share, in the same period a year ago.

Adjusted profit attributable to shareholders in the first quarter, taking into account the items identified in the table below, was $568 million, or $1.00 per share, compared with $753 million, or $1.31 per share, in the first quarter of 2018. The most significant adjusting item was a $51 million after-tax gain on the revaluation of our debt prepayment option, primarily as a result of higher market prices for our outstanding notes as a result of our receipt of investment grade credit ratings during the quarter.

The decrease in our adjusted profit compared with a year ago was primarily due to lower base metal prices for copper and zinc and slightly lower realized steelmaking coal prices. A weaker Canadian dollar during the quarter partially offset the lower commodity prices, as our products are sold in U.S. dollars and the majority of our operating costs are incurred in Canadian dollars. Although commodity prices in the first quarter were lower than a year ago, prices increased during the quarter and closed higher than the prices as at December 31, 2018, resulting in positive after-tax price adjustments of $48 million. This compares with negative after-tax pricing adjustments of $7 million last year. Our results were partly affected by weather issues at our steelmaking coal operations, including our supply chains and higher site cost of sales at our steelmaking coal business unit in the first quarter compared with a year ago. Maintenance issues at Trail, which are now resolved, also contributed.

Profit and Adjusted Profit

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Profit attributable to shareholders	$630	$759
Add (deduct):
Debt prepayment option (gain) loss	(51)	9
Other	(11)	(15)
Adjusted profit[1]	$568	$753
Adjusted basic earnings per share1 2	$1.00	$1.31
Adjusted diluted earnings per share1 2	$0.99	$1.30

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments, commodity derivatives, inventory write-down reversals, and share-based compensation. Taken together, these items resulted in $58 million of after-tax gains ($88 million before tax) in the first quarter, or $0.10 per share. In addition, we incurred a $25 million non-cash, after-tax charge ($0.04 per share) for changes in the discounted value of decommissioning and restoration costs at our closed mines due to lower discount rates relating to our return to investment grade credit ratings during the quarter. We do not adjust our reported profit for these items.

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FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2019	2018

Revenues and profit
Revenues	$3,106	$3,092
Gross profit before depreciation and amortization[1]	$1,415	$1,710
Gross profit	$1,042	$1,360
EBITDA[1]	$1,396	$1,555
Profit attributable to shareholders	$630	$759

Cash flow
Cash flow from operations	$520	$1,119
Property, plant and equipment expenditures	$482	$465
Capitalized stripping costs	$199	$197
Investments	$32	$31

Balance Sheet
Cash balances	$2,446	$1,209
Total assets	$42,106	$37,894
Debt and lease liabilities, including current portion	$5,752	$6,503

Per share amounts
Profit attributable to shareholders	$1.11	$1.32
Dividends declared	$0.05	$0.05

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Steelmaking coal (million tonnes)	6.1	6.2
Copper[2]	70	74
Zinc in concentrate	135	148
Zinc – refined	74	79
Bitumen (million barrels)2 3	2.8	–

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Steelmaking coal (million tonnes)	6.2	6.1
Copper[2]	74	77
Zinc in concentrate	155	140
Zinc – refined	75	77
Blended bitumen (million barrels)2 3	3.7	–

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$186	$207
Copper (LME cash – US$/pound)	$2.82	$3.16
Zinc (LME cash – US$/ pound)	$1.23	$1.55
Blended bitumen (realized US$/barrel)[3]	$42.12	$–
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.26

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Fort Hills financial results included from June 1, 2018.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Revenues
Steelmaking coal	$1,552	$1,588
Copper	630	739
Zinc	712	765
Energy[1]	212	–
Total	$3,106	$3,092

Gross profit before depreciation and amortization[2]
Steelmaking coal	$909	$1,003
Copper	283	415
Zinc	201	292
Energy[1]	22	–
Total	$1,415	$1,710

Gross profit (loss)
Steelmaking coal	$726	$816
Copper	170	293
Zinc	151	251
Energy[1]	(5)	–
Total	$1,042	$1,360

Gross profit margins before depreciation2 3
Steelmaking coal	59%	63%
Copper	45%	56%
Zinc	28%	38%
Energy[1]	10%	–

Notes:
1)	Fort Hills financial results included from June 1, 2018.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended March 31,
(CAD$ in millions)	2019	2018

Steelmaking coal price (realized US$/tonne)	$186	$207
Steelmaking coal price (realized CAD$/tonne)	$248	$261
Production (million tonnes)	6.1	6.2
Sales (million tonnes)	6.2	6.1
Gross profit before depreciation and amortization[1]	$909	$1,003
Gross profit	$726	$816
Property, plant and equipment expenditures	$140	$98

Performance

Gross profit in the first quarter from our steelmaking coal business unit was $726 million compared with $816 million a year ago. Gross profit before depreciation and amortization in the first quarter declined by $94 million from a year ago (see table below), primarily due to a lower average realized steelmaking coal price and higher operating costs, partially offset by a weaker Canadian dollar.

First quarter sales were 6.2 million tonnes, a 2% increase compared with a year ago. Our sales book remained strong throughout the quarter as demand continues to be solid. Severe cold weather, train derailments, and materials handling issues all affected our supply chain in the first quarter. However, supply chain performance in the latter part of the quarter was satisfactory, and there was a modest reduction in clean coal inventories at our mine operations.

The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2018	$1,003
Increase (decrease):
Steelmaking coal price realized	(146)
Sales volumes	23
Unit operating and transportation costs	(45)
Foreign exchange	74
Net decrease	(94)
As reported in current quarter	$909

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Property, plant and equipment expenditures totaled $140 million in the first quarter, of which $81 million was for sustaining capital. Capitalized stripping costs were $143 million in the first quarter compared with $149 million a year ago.
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Markets

Steel production and demand for seaborne steelmaking coal remained strong through the first quarter 2019. We expect solid steel production across all regions due to resilient steel pricing and demand growth in the developed world and the developing economies. The coal market is supported by demand from continued steel capacity growth in India and South East Asia, the relocation of steel production to coastal areas in China, as well as depletion and reduced production of some Eastern European coal mines. In addition, supply concerns remain, including supply disruptions in both Australia and China, a lack of investment and challenging permitting processes. While demand for steelmaking coal remains strong, trade uncertainty remains.

The first quarter price index for steelmaking coal sold under quarterly contracts based on the average of three assessments was established at US$210 per tonne. As the market for steelmaking coal remains solid, high-grade hard coking coal pricing remains near the average price of US$182 per tonne nominal, or US$197 per tonne inflation adjusted since January 2008.

Operations

First quarter production of 6.1 million tonnes was approximately 100,000 tonnes lower compared to the same period a year ago. Significant periods of cold weather in the first part of the quarter negatively affected the supply chain at the mines, on rail and at the terminals, whereas all areas saw improvement in the latter half of the quarter. With Coal Mountain moving to closure, Elkview has more than offset the reduction in Coal Mountain’s first quarter production compared to a year ago through improved plant performance and the decision to utilize inter-site processing capacity.

The business unit achieved total material movement in the first quarter of 77 million bank cubic metres, a 1% decrease from the same quarter a year ago due to extended cold weather conditions through February. The operations are fully utilizing equipment fleets and productivities continue to achieve historical high performance levels.

Although no steelmaking coal production was planned for Coal Mountain Operations in 2019, the operation produced 30,000 tonnes in the first quarter of the year and anticipates a total of approximately 50,000 tonnes prior to closure in the second quarter of 2019. Excess processing capacity at the Coal Mountain plant will be utilized to process approximately 145,000 tonnes of steelmaking coal from our Elkview Operations to maximize free cash flow and margins in this favourable coal pricing environment. All raw coal processing is expected to be complete at Coal Mountain on April 23, 2019 and the transition to closure will commence.

Cost of Sales

As anticipated, we experienced higher site cost of sales in the first quarter of $65 per tonne compared with $58 per tonne a year ago, which is within our annual guidance range of $62 to $65 per tonne. The majority of the increase is attributable to higher overall labour cost and repair parts in order to maximize production, and higher natural gas prices as supply constraints combined with high demand due to cold weather resulted in a spike in spot prices and procurement of higher cost gas from the U.S. The decision to haul a portion of Elkview raw steelmaking coal to Coal Mountain for processing and the associated labour for these activities resulted in higher costs, but generated production to capture margin in this favourable pricing environment. The low-cost tonnes from Coal Mountain, which sold in the first quarter last year, have been replaced with higher cost tonnes from the other operations in the Elk Valley in the first
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quarter this year. All of these factors, combined with mining in recently permitted areas at a number of our operations with increased strip ratios in the first quarter compared with a year prior, has increased unit cost per tonne, which was anticipated when we set our 2019 guidance.

First quarter transportation costs were $39 per tonne, 1% higher compared to the same period a year ago. We are expecting full year transportation costs to be within our annual guidance of $37 to $39 per tonne.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2019	2018

Adjusted site cost of sales[1]	$65	$58
Transportation costs	39	38
Unit costs[1]	$104	$96

	Three months ended March 31,
(amounts reported in US$ per tonne)	2019	2018

Adjusted site cost of sales[1]	$49	$46
Transportation costs	29	30
Unit costs[1]	$78	$76

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Our total cost of sales for the quarter also included a $13 per tonne charge for the amortization of capitalized stripping costs and $16 per tonne for other depreciation.

Outlook

We continue to expect 2019 coal production to be in the range of 26.0 to 26.5 million tonnes as set out in our original guidance. As in prior years, annual production volumes can be adjusted to reflect market demand for our products, subject to adequate rail and port service.

We are expecting sales volumes in the second quarter of 2019 to be approximately 6.4 to 6.6 million tonnes. As always, our sales may vary depending on the performance of our logistics chain. With steel pricing and world economies remaining sound, indications are that demand for steelmaking coal will continue to grow while supply issues continue to support prices.

Full year cost of sales are expected to be within our guidance range of $62 to $65 per tonne.

We continue to evaluate the MacKenzie Redcap detailed design study at our Cardinal River Operations and expect to make a decision on this project in the second quarter. If approved, the MacKenzie Redcap development is expected to supply approximately 1.8 million tonnes of
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steelmaking coal production per year and has the potential to extend production at Cardinal River to approximately 2027, beyond the planned closure in 2020.

We continue the Neptune facility upgrades as planned, which will increase the terminal’s loading capacity.

On February 11, 2019, we agreed with Poscan, pursuant to a reopener in the Greenhills joint venture agreement, to increase the royalty paid by Poscan in respect of its 20% share of Greenhills’ coal production. At benchmark coal prices of approximately US$200 tonne, the royalty payment will increase by approximately $90 million annually. At current exchange rates, a US$10 per tonne change in the coal price would increase or decrease the royalty by CAD$5 million. The new royalty remains in effect until December 31, 2022.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an area-based management plan that was approved in the fourth quarter of 2014 by the British Columbia (BC) Minister of Environment. The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation.

In accordance with the Plan, we have constructed the first active water treatment facility (AWTF) at West Line Creek. This facility is expected to reach its full treatment capacity of 7.5 million litres per day by end of April.

The construction of our next AWTF at Fording River Operations is advancing as planned and is using the same treatment process as the West Line Creek AWTF. We are on schedule for late 2020 construction completion and commissioning of the facility, which will have a treatment capacity of 20 million litres per day.

The Elkview Operations Saturated Rock Fill (SRF) full-scale trial has been successfully operating since January 2018, treating up to 10 million litres of water per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters. We are currently seeking permits to expand the Elkview SRF to 20 million litres per day.

We continue to work with the BC government to advance regulatory approvals for SRFs and expect those approvals in the first half of 2019. We intend to have the Elkview SRF replace the previously planned first active water treatment plant at Elkview and we have now suspended future work on that AWTF facility pending receipt of regulatory approvals. We estimate that over the long-term, SRFs will have capital and operating costs that are 20% and 50%, respectively, of AWTFs of similar capacity.

Capital spending on water treatment in 2019 is expected to be approximately $235 million, and includes the use of various innovative technical solutions to address water quality issues. This compares to $57 million of capital spending on water treatment in 2018.

These solutions range from source control, including the development of a clean water diversion at Fording River, application of SRF technology at Elkview, ongoing construction of Fording River AWTF South, and advancing management of calcite and the early development of water treatment solutions for Fording River North. Additional research and development projects are
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ongoing to continue to improve our understanding of water quality, source control and treatment options, including approximately $35 million for alternate treatment options in 2019.

All of the foregoing estimates are uncertain. Final costs of implementing the Plan will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. We expect that active water treatment will continue to be required in certain locations where SRFs are not suitable. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. We expect that discussions with respect to the draft charges will continue at least into the fourth quarter of 2019. It is not possible at this time to fully assess the viability of our potential defenses to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.

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COPPER BUSINESS UNIT
	Three months ended March 31,
(CAD$ in millions)	2019	2018

Copper price (realized – US$/pound)	$2.84	$3.16
Production (000’s tonnes)	70	74
Sales (000’s tonnes)	74	77
Gross profit, before depreciation and amortization[1]	$283	$415
Gross profit	$170	$293
Property, plant and equipment expenditures	$243	$98

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our copper business unit was $170 million in the first quarter compared with $293 million a year ago. Gross profit before depreciation and amortization decreased by $132 million compared with a year ago (see table below) primarily due to lower prices for copper and zinc, and substantially lower molybdenum sales volumes.

Copper production in the first quarter decreased by 5% from a year ago primarily due to lower mill throughput and ore grades at Carmen de Andacollo and lower ore grades at Highland Valley Copper. Our total cash unit costs before by-product credits in the first quarter were US$1.85 per pound, 9% higher than the same period a year ago primarily due to the effect of lower production volumes. Lower zinc sales volumes and prices combined with significantly lower molybdenum sales volumes resulted in reduced by-product credits. As a result, cash unit costs after by-product credits of US$1.55 per pound in the first quarter were higher than US$1.15 per pound in the first quarter last year.

The table below summarizes the change in gross profit before depreciation and amortization, in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2018	$415
Increase (decrease):
Copper price realized	(63)
Sales volumes	(10)
Unit operating costs	(39)
Co-product and by-product contribution	(50)
Inventory write-downs reversed	11
Foreign exchange	19
Net decrease	(132)
As reported in current quarter	$283

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

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Property, plant and equipment expenditures totaled $243 million, including $28 million for sustaining capital and $190 million for new mine development related to QB2. Capitalized stripping costs were $48 million in the first quarter, $5 million higher than a year ago.

Markets

The copper concentrate market has moved into tightness in the first quarter caused by mine disruptions and commissioning of new smelting capacity in China. This is being reflected in spot treatment charges that have fallen to 6-year lows.

The copper metal market has seen an improvement in prices during the quarter as trade discussions between China and the U.S. are appearing to move forward. Metal stocks on the London Metal Exchange (LME) remain below long-term average levels. The limited new mine supply is expected to keep the metal market in deficit.

LME copper prices in the first quarter of 2019 averaged US$2.82 per pound, up 1% from the prior quarter but down 11% from the same quarter a year ago. Copper traded above US$3.00 per pound during the first quarter due to a number of mine and smelter production issues.

Operations

Highland Valley Copper

Copper production of 26,000 tonnes in the first quarter was 1,300 tonnes lower than a year ago mainly due to lower ore grades, partially offset by an increase in recoveries. Molybdenum production of 1.8 million pounds was significantly lower than a year ago due to expected grade variability in the mine plan. Copper grades and recoveries are expected to gradually improve during the rest of 2019 as we mine deeper ores in both the Lornex and Valley pits.

Operating costs before changes in inventory increased by $8 million, primarily due to slightly higher labour, operating supplies and energy costs.

The $73 million project to install an additional ball mill to increase grinding circuit capacity and recoveries is progressing ahead of schedule with start-up anticipated in the second quarter of 2019.

Antamina

Copper production in the first quarter was 2% lower than a year ago at 106,200 tonnes. This was due to lower mill throughput as a result of the timing of maintenance and to harder ore being processed, but was partially offset by higher copper grades. Antamina processed less copper-only ore and more copper-zinc ore than the same period last year. The mix of mill feed in the quarter was 54% copper-only ore and 46% copper-zinc ore, compared with 61% and 39%, respectively, a year ago. As expected, zinc production decreased 18% from last year to 73,300 tonnes as lower grade and recovery was only partially offset by higher volumes of copper-zinc ore processed.

Cost of sales in the first quarter was slightly higher than a year ago due to higher sales volumes and higher prices for diesel and grinding supplies.
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Carmen de Andacollo

Copper production in the first quarter of 14,700 tonnes was 12% lower than a year ago due to lower grades, which were anticipated in the mine plan. Sales volumes of 19,100 tonnes exceeded production levels in the period as certain customers advanced shipments in the first quarter. Sales volumes were 17,300 tonnes a year ago.

Operating costs in the first quarter, before changes in inventory, were US$5 million higher than a year ago, primarily due to the timing of major maintenance.

Quebrada Blanca

Copper production in the first quarter was 5,600 tonnes compared with 6,100 tonnes a year ago. Mining of supergene ore was completed in the fourth quarter of 2018, with mining equipment and personnel redeployed to QB2 construction activities. Cathode production is expected to continue until early 2020 at declining production rates as leaching of dump leach material and secondary extraction continues.

Excluding changes to inventory and inventory write-down reversals, operating costs were US$11 million lower than a year ago, primarily due to the end of mining operations during the fourth quarter of 2018. As a result of improving copper prices in the first quarter, we reversed prior year inventory write-downs of US$11 million in the period.

Depreciation and amortization charges decreased by $14 million compared with a year ago partly due to the expected extension of cathode production into 2020.

Cost of Sales

Total cash unit costs of product sold in the first quarter, before cash margins for by-products, of US$1.85 per pound were higher than US$1.70 per pound in the same period a year ago, primarily as a result of lower copper production and slightly higher operating costs.

Cash margin for by-products were US$0.30 per pound, substantially lower than US$0.55 per pound in the same period a year ago, due to lower zinc sales volumes and prices and lower molybdenum sales volumes. The resulting net cash unit costs for copper, after by-products, of US$1.55 per pound were US$0.40 higher than US$1.15 in the same period a year ago.

	Three months ended March 31,
(amounts reported in US$ per pound)	2019	2018

Adjusted cash cost of sales1 2	$1.65	$1.51
Smelter processing charges	0.20	0.19
Total cash unit costs[1]	$1.85	$1.70
Cash margin for by-products1 2	(0.30)	(0.55)
Net cash unit costs[1]	$1.55	$1.15

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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Outlook

We continue to expect 2019 copper production to be in the range of 290,000 to 310,000 tonnes, slightly higher than 2018 production levels. The higher production is primarily due to improving grades at Highland Valley Copper.

We continue to expect copper unit costs for 2019 to be in the range of US$1.70 to US$1.80 per pound before margins from by-products, similar to 2018 levels. After by-product credits, copper unit costs are expected to be in the range of US$1.45 to US$1.55 per pound based on current production plans, by-product prices and exchange rates, with the increase over 2018 due to expected lower by-product prices in 2019.

Copper Development Projects

Quebrada Blanca Phase 2

On December 4, 2018, our Board of Directors approved the QB2 project for full construction and we announced a transaction with SMM and SC to subscribe for a 30% indirect interest in QBSA, which owns 100% of the QB2 project. The transaction with SMM and SC closed on March 29, 2019 and SMM and SC contributed $1.3 billion (US$966 million) to the QB2 project on closing. SMM and SC are expected to contribute a further US$307 million over the remainder of 2019.

The QB2 project received approval of its social and environmental impact assessment (SEIA) during the third quarter of 2018 and relevant sectoral environmental permits are being received as planned. Various administrative and legal appeals have been filed in respect of the SEIA approval, and QBSA and the relevant Chilean authorities are responding in the ordinary course.

Project development expenditures in the first quarter were US$138 million as we continued to ramp up field activities and award major contracts. There are currently about 2,000 beds available for construction and the current workforce is over 1,600 people. Earthworks activities are fully underway, utilizing the existing mine fleet and third party contractors, as well as other enabling construction activities including camp construction and development of infrastructure for power and water. Other project activities during the quarter continued to focus on detailed engineering, contracting and procurement activities to support construction as well as advancing operational readiness. Engineering, contracting and procurement activities are currently 85%, 91% and 82% complete, respectively.

Engineering studies are underway to assess the expansion potential beyond QB2, including a potential doubling or more of throughput capacity in the future.

Other Copper Projects

During the first quarter, NuevaUnión continued to advance the Feasibility Study which commenced in the third quarter of 2018 and is anticipated to be complete in late 2019. The project team continues to work closely with local communities and is preparing to submit an Environmental Impact Assessment to the regulatory authorities in the second half of 2019.

Teck owns interests in five substantial base metals projects collectively referred to as the Satellite assets: Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek. Updated mineral resource and reserve statements were issued on each Satellite asset in the first quarter
16         Teck Resources Limited 2019 First Quarter News Release

of 2019 as a result of updated drilling information, ore body modeling and resource modeling. Between 2016 and 2019, the copper contained in measured and indicated resource categories across the five Satellite assets increased by 78% from 10.2 million tonnes to 18.2 million tonnes. In the same period, copper contained in inferred resources increased by 125% from 2.9 million tonnes to 6.5 million tonnes.

ZINC BUSINESS UNIT
	Three months ended March 31,
(CAD$ in millions)	2019	2018

Zinc price (realized – US$/pound)	$1.21	$1.55
Production (000’s tonnes)
Refined zinc	74	79
Zinc in concentrate[1]	119	128
Sales (000’s tonnes)
Refined zinc	75	77
Zinc in concentrate[1]	139	119
Gross profit before depreciation and amortization[2]	$201	$292
Gross profit	$151	$251
Property, plant and equipment expenditures	$40	$51

Notes:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our zinc business unit was $151 million in the first quarter compared with $251 million a year ago. Gross profit before depreciation and amortization decreased by $91 million (see table below) due primarily to lower zinc prices and a decrease in by-product revenues from lead and silver, partially offset by higher zinc sales volumes. Profit at Trail Operations was also negatively affected by unplanned maintenance, historically low treatment and refining charges and increased electricity costs. Treatment and refining charges have recently increased and will positively affect profits at Trail Operations in the second half of 2019.

Refined zinc production at our Trail Operations in the first quarter was 6% lower and refined lead production was also 5% lower than the same period last year due to unplanned maintenance of the oxygen plant. Refined silver production of 2.9 million ounces was 33% lower than a year ago due to the treatment of lead concentrates with lower silver content and a temporary build up of in process inventory. At Red Dog, zinc and lead production in the first quarter declined by 9% and 4%, respectively, compared to a year ago. This was the result of severe winter weather conditions closing concentrate hauling on the road to the port requiring the mill to be shut down for 20 days when the mine concentrate storage facility was filled to capacity.

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The table below summarizes the change in gross profit before depreciation and amortization, in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended March 31,

As reported in the fourth quarter of 2018	$292
Increase (decrease):
Zinc price realized	(98)
Sales volumes	27
Unit operating costs	(13)
Electricity costs at Trail	(18)
Co-product and by-product contribution	(15)
Royalties	7
Foreign exchange	19
Net decrease	(91)
As reported in current quarter	$201

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Property, plant and equipment expenditures include $19 million for sustaining capital, which included $12 million at our Trail Operations and $7 million at Red Dog.

Markets

The zinc concentrate market has moved into surplus with mine production increasing while smelters in China continue to face increased environmental regulation. The surplus concentrate market has moved spot treatment charges upwards. Treatment charges for spot zinc concentrates have risen over the past two quarters. The production reductions at the smelters have caused further tightness in the metals market with LME inventories falling to levels not seen since 1990. With higher prices and higher treatment charges, Chinese smelters are starting to resume production following Chinese New Year. Demand remains firm as global galvanized sheet steel production continues to grow.

LME zinc prices averaged US$1.23 per pound in the first quarter of 2019, an increase of 3% over the previous quarter, but down 21% over the same quarter last year. In the first quarter zinc prices have steadily increased as LME inventories continued to be drawn down to historically low levels.

Operations

Red Dog

Zinc production of 110,200 tonnes in the first quarter was 9% lower than a year ago as a result of reduced mill throughput and lower zinc grades. During January and February, mill throughput was adversely affected by extreme winter conditions that closed the haulage road connecting the mine site to the concentrate storage facility at the port, resulting in 20 days of concentrator downtime during the quarter.
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Operating costs in the first quarter of US$41 million were US$5 million higher than last year. Higher costs were primarily due to higher diesel prices and increased maintenance costs as some maintenance activities planned for later in the year were performed during the unplanned mill shutdowns.

Work continues on the VIP2 mill upgrade project, which is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore, with planned start-up in the first quarter of 2020.

Despite the disruptions due to extreme weather events in the first quarter, a production recovery plan is in place and we continue to expect Red Dog’s production of contained metal in 2019 to be in the range of 535,000 to 555,000 tonnes of zinc and 85,000 to 90,000 tonnes of lead, unchanged from previous guidance.

Trail Operations

Refined zinc production of 74,200 tonnes in the first quarter was 6% lower than the same period a year ago and refined lead production in the first quarter of 19,000 tonnes was 5% lower, primarily due to unplanned oxygen plant maintenance that resulted in reduced concentrate treatment.

Silver production was 33% lower than a year ago due to processing lead concentrates with lower silver content and a temporary build up of in process inventory. Silver production declined to 2.9 million ounces compared with 4.3 million ounces a year ago.

Operating costs in the first quarter rose by $27 million compared with a year ago. This increase was primarily due to higher electricity costs of $18 million in the period as a result of the sale of our two-thirds interest in the Waneta Dam in July 2018.

Sustaining capital expenditures in the quarter included $7 million for the Number 2 Acid Plant, and $5 million for various small projects. The construction of the acid plant is complete and commissioning and ramp-up is in progress.

Pend Oreille

Zinc production during the first quarter of 8,400 tonnes was 1,700 tonnes higher than a year ago as mill throughput increased with better availability of underground ore sources. Pend Oreille is expected to exhaust its current reserves soon and mining and concentrate production will be suspended on July 31, 2019 and the mine to be transitioned to care and maintenance.

As a result of placing the mine on care and maintenance, we expect production of zinc in concentrate for 2019 to be at the low end of our guidance range of 20,000 to 30,000 tonnes. The suspension of concentrate production at Pend Oreille is not expected to have a significant impact on our Trail Operations.
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Cost of Sales

Total cash unit costs of product sold in the first quarter, before cash margin for by-products, of US$0.47 per pound were US$0.09 per pound lower than a year ago, primarily due to historically low treatment and refining charges. Net cash unit costs for zinc, after by-products, of US$0.44 per pound were US$0.11 less than a year ago.

	Three months ended March 31,
(amounts reported in US$ per pound)	2019	2018

Adjusted cash cost of sales1 2	$0.31	$0.30
Smelter processing charges	0.16	0.26
Total cash unit costs[1]	$0.47	$0.56
Cash margin for by-products1 2	(0.03)	(0.01)
Net cash unit costs[1]	$0.44	$0.55

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

Despite weather challenges at Red Dog in the first quarter and the earlier closure of Pend Oreille, we continue to expect zinc in concentrate production in 2019, including co-product zinc production from our copper business unit, to be in the range of 620,000 to 650,000 tonnes.

We continue to expect our 2019 zinc unit costs to be in the range of US$0.50 to US$0.55 per pound before margins from by-products and US$0.35 to US$0.40 per pound after margins from by-products based on current production plans, by-product prices and exchange rates. Unit costs after by-product margins are expected to vary significantly throughout the year with higher costs in the first half, as sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters.

We expect sales of 80,000 to 85,000 tonnes of contained zinc in the second quarter, reflecting the normal seasonal pattern of Red Dog sales.

Benchmark terms for zinc treatment and refining charges are currently at historical lows, which contributed to Trail’s profitability challenges in the first quarter. Trail uses a long-term concentrate purchase strategy that averages payment terms and results in composite treatment charge terms generally over two years, with the majority of Trail’s concentrate purchases for the first half of 2019 referenced to 2018 benchmark terms. Treatment and refining charges have recently increased and will positively affect profits at Trail Operations in the second half of 2019.

20         Teck Resources Limited 2019 First Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1 2

(CAD$ in millions)	Three months ended March 31, 2019

Blended bitumen price (realized US$/bbl)3 4	$42.12
Bitumen price (realized CAD$/bbl)3 4	$48.42
Operating netback (CAD$/bbl)3 4	$6.95
Production (million bitumen barrels)	2.8
Production (average barrels per day)	30,878
Sales (million blended bitumen barrels)	3.7
Gross profit before depreciation and amortization[3]	$22
Gross profit (loss)	$(5)

Notes:
1)	Fort Hills financial results financial included from June 1, 2018.
2)	Fort Hills figures presented at our ownership interest of 21.3%.
3)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
4)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit before depreciation and amortization in the first quarter from our energy business unit was $22 million and was affected by lower production due to the Government of Alberta curtailments that came into effect on January 1, 2019. This was partially offset by higher realized prices in the first quarter driven by a significant narrowing of Canadian heavy blend differentials for Western Canadian Select (WCS) and increasing global benchmark crude oil prices, compared to the fourth quarter of 2018.

Our share of bitumen production was 30,878 barrels per day in the first quarter, which was within our guidance range of 30,000 to 32,000 barrels per day for the quarter. Production was lower than design capacity due to the production limits imposed by the Government of Alberta and unplanned maintenance. Unit operating costs of CAD$29.42 in the quarter were also affected by the lower production due to the curtailment and increased ore preparation costs to advance mine operations. We expect unit operating costs to remain within our production guidance for the year.

Fort Hills has performed well during start-up and commissioning and there is further potential to de-bottleneck and expand the production capacity. Evaluation of de-bottlenecking opportunities will include near-term work with minimal to no capital. Long-term opportunities that may require modest capital expenditure will also be investigated. Between the near-term and long-term opportunities, there is the potential to increase Fort Hills’ production by 20,000 to 40,000 barrels per day of bitumen on a 100% basis over the medium-term. Our share of annual bitumen production could increase from 14 million barrels to approximately 15.5 to 17 million barrels.

We receive our share of bitumen production from Fort Hills and are responsible for acquiring diluent, including transportation and blending, as well as the transportation and sales of our blended bitumen after the transfer point.
21         Teck Resources Limited 2019 First Quarter News Release

In the first quarter, our share of Fort Hills capital expenditures was $50 million, including $19 million for sustaining capital, $15 million for major enhancements and $16 million for new mine development relating to final project close-out costs paid in the first quarter of 2019. As previously disclosed, capital expenditures are expected to be elevated in 2019 at approximately CAD$13.50 per barrel of bitumen due to tailings and equipment ramp-up spending. We expect to remain within our annual capital expenditure guidance for the year.

Markets

Our blended bitumen price realizations are influenced by the North American crude oil benchmark prices of NYMEX WTI, and the Canadian heavy crude oil (Western Canadian Select or “WCS”) differential at Hardisty and the U.S. Gulf Coast. Price realizations are also affected by specific blended bitumen quality.

In the first quarter, NYMEX WTI averaged US$54.90 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of NYMEX WTI less US$12.29 per barrel, for a WCS blend value of US$42.12 per barrel. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI less US$0.02 per barrel, for a WCS blend value of US$54.88 per barrel.

Differentials narrowed substantially in the quarter due to a global reduction in heavy oil supply driven by the Government of Alberta mandated production curtailments, production issues in Venezuela, U.S. sanctions on Iran and stronger global demand as new refinery capacity comes online between 2019 and 2020, mainly in China, Turkey and Saudi Arabia.

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Operating Netback

The table below summarizes our Fort Hills operating netback:

(Amounts reported in CAD$ per barrel of bitumen sold)	Three months ended March 31,2019

Bitumen price realized1 3 4	$48.42
Crown royalties[5]	(1.75)
Transportation costs[6]	(10.30)
Adjusted operating costs 1 3 7	(29.42)
Operating netback[1]	$6.95

Notes:
1)	Non-GAAP measure. See “Use of Non-GAAP Financial Measures” section for further details.
2)	Fort Hills financial results included from June 1, 2018.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
4)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
5)
The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase. Detailed information regarding Alberta oil sands royalties can be found on the following website: https://www.energy.alberta.ca/OS/OSRoyalty/Pages/default.aspx.

6)
Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

7)	Operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mine and processing operation.

Outlook

Due to limited export capacity and the extreme price volatility for Alberta crude oil experienced in the fourth quarter of 2018, the Government of Alberta announced the curtailment of provincial crude oil and bitumen production, effective January 1, 2019. Initially set at 325,000 barrels per day, the Government of Alberta has subsequently reduced the curtailment level to the end of the second quarter as provided in the table below. It is uncertain when the curtailment will be lifted.

Production Month	Total Industry Curtailment (crude oil and bitumen bbl)

January	325,000
February	250,000
March	250,000
April	225,000
May	200,000
June	175,000

Our annual bitumen production guidance for 2019 of 33,000 to 38,000 barrels of bitumen per day assumed the curtailment would be lifted on April 1, 2019. With the announced extension of the curtailment through June, we now assume the curtailment will be lifted on July 1, 2019.
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Accordingly, we expect to be in the mid to low-end of our annual production guidance for the year.

Consistent with the announced extension of the curtailment, we expect bitumen production to be in the range of 30,000 to 32,000 barrels per day in the second quarter. With the lower production, we expect second quarter unit operating costs to be similar to the first quarter of this year, and to remain within our original guidance range of CAD$26.00 to CAD$29.00 per barrel for the year.

Frontier Energy Project

The regulatory application review of Frontier continued with a public hearing before a joint federal/provincial panel that concluded in December 2018. The earliest a federal decision statement could be expected for Frontier is in the first quarter of 2020. Our expenditures on Frontier are limited to supporting this process. We continue to evaluate the future project schedule and development options as part of our ongoing capital review and prioritization process.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $15 million in the first quarter compared with $83 million a year ago. Significant items included $25 million for take or pay contract costs, $46 million of environmental provision charges, $16 million in share based compensation, partially offset by positive settlement pricing adjustments of $74 million. Included in the amounts noted above was a $35 million ($25 million after-tax) non-cash charge for the revaluation of our decommissioning and restoration liabilities for our closed mines.

The table below outlines our outstanding receivable positions, provisionally valued at December 31, 2018 and March 31, 2019.

	Outstanding at		Outstanding at
	March 31, 2019		December 31, 2018
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	142	2.94	93	2.70
Zinc	158	1.34	208	1.12

Our finance expense of $66 million in the first quarter increased by $21 million from a year ago. Our finance expense includes the interest expense on our debt, interest on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reason for the increase in our finance expense is that we are no longer capitalizing interest on Fort Hills and our lease liabilities have increased by $347 million as a result of the adoption of IFRS 16 on January 1, 2019. Partly offsetting this is a reduction in debt interest due to lower outstanding debt balances. The amount of interest capitalized against our development projects, including $51 million for QB2, reflects our increased carrying values when compared with a year ago, partially offset by the cessation of interest capitalization for Fort Hills in June of 2018, when Fort Hills achieved commercial production.
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Non-operating income in the first quarter of $75 million included $5 million in foreign exchange gains and a $70 million gain on the revaluation of the embedded call option on our 8.5% long-term notes (due in 2024) primarily due to higher market prices for our outstanding notes as a result of our receipt of investment grade credit ratings during the quarter.

Income Taxes

Income and resource taxes for the quarter were $339 million, or 35% of pre-tax profits. This effective tax rate is higher than the Canadian statutory income tax rate of 27% as a result of resource taxes and higher rates in some foreign jurisdictions. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to resource taxes in Canada and cash taxes in foreign jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	March 31,		December 31,
	2019		2018

Term notes	$3,809		$3,809
Unamortized fees and discounts	(32)		(31)
Lease liabilities	504		248
Other	23		20
Debt (US$ in millions)	$4,304		$4,046

Debt (Canadian $ equivalent)[1] (A)	$5,752		$5,519
Less cash balances	(2,446)		(1,734)
Net debt[2] (B)	$3,306		$3,785

Equity (C)	$24,019		$23,018
Debt to debt-plus-equity ratio[2] (A/(A+C))	19%		19%
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	12%		14%
Debt to EBITDA ratio2 3	1.0	x	0.9	x
Net debt to EBITDA ratio2 3	0.5	x	0.6	x
Average interest rate	6.1%		6.1%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our liquidity remains strong at $8.7 billion inclusive of $2.5 billion in cash, of which $1.3 billion is in Chile for the development of our QB2 project. At March 31, 2019, our debt to EBITDA and net debt to EBITDA ratios were 1.0 and 0.5, respectively, and the principal balance of our public notes was US$3.8 billion.
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In the first quarter, we regained investment grade ratings with three major U.S. credit rating agencies. Moody’s, Fitch and S&P upgraded our credit ratings to Baa3, BBB-, and BBB-, respectively, all with stable outlooks. On April 5, 2019, DBRS upgraded our credit rating to BBB (low) with a stable trend.

Financial security requirements under various take-or-pay contracts have fallen away with our return to investment grade ratings and in March, $898 million (US$672) in letters of credit related to long-term power purchase contract for the QB2 project were terminated. We terminated $203 million in letters of credit in April relating to certain long-term transportation service agreements for our share of Fort Hills production.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is the requirement for our net debt to capitalization ratio not to exceed 55%. That ratio was 14% at March 31, 2019.

Our committed credit facilities are our US$4.0 billion revolving credit facility maturing November 2023 and our US$600 million revolving credit facility maturing November 2021. As at March 31, 2019, there were no amounts outstanding under the US$4.0 billion facility and US$129 million of letters of credit outstanding under the US$600 million facility.

We also have various other uncommitted credit facilities, standby letters of credit, and surety bonds that secure our reclamation and other obligations in the amount of approximately $2.0 billion, $501 million, and $350 million, respectively. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

On January 1, 2019, we adopted IFRS 16 prospectively and as a result, we have recorded additional lease liabilities of $347 million on our balance sheet. We have not restated comparative financial information on transition to IFRS 16. The financial statement effect of adoption of IFRS 16 is outlined in the Adoption of New Accounting Standards and Accounting Developments section of this MD&A.

Operating Cash Flow

Cash flow from operations in the first quarter was $520 million compared to $1.1 billion in the same period last year. The decrease was partly attributable to lower commodity prices in the quarter, which were reflected in the decrease in our first quarter gross profit before depreciation of $295 million compared with a year ago. In addition, we had a significant use of cash for working capital items that reduced our cash flow from operations by $404 million compared with a year ago.

Changes in non-cash working capital items resulted in a use of cash of $698 million in the first quarter compared with $294 million in the same period a year ago. Typically, in the first quarter of each year we have a use of cash through our working capital by way of reduction of accounts payables and other liabilities due to the payment of the seasonally larger fourth quarter NANA royalty at Red Dog as well as other various annual expenses paid in the first quarter. In the first quarter, our payables and other liabilities were reduced by approximately $290 million compared with $200 million a year ago. In addition, our accounts receivable balances increased by approximately $370 million in the first quarter compared with minimal changes a year ago, partly due to the timing of sales and higher period end closing commodity prices, which are used to
26         Teck Resources Limited 2019 First Quarter News Release

value our receivables. In the first quarter, approximately one-half of our sales volumes of steelmaking coal and copper occurred in the latter part of March, whereas a year ago sales volumes were more evenly timed through the quarter.

Investing Activities

Expenditures on property, plant and equipment were $482 million in the first quarter, including $190 million for the QB2 project, $150 million on sustaining capital and $105 million on major enhancement projects. The largest components of sustaining expenditures were $81 million at our steelmaking coal operations, $19 million at Fort Hills and $12 million at each of our Trail Operations and Antamina.

Capitalized production stripping costs were $199 million in the first quarter compared with $197 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal mines.

($ in millions)	Sustaining	Major Enhancement	New Mine Development	QB2 Project	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$81	$59	$–	$–	$140	$143	$283
Copper	28	13	12	190	243	48	291
Zinc	19	18	3	–	40	8	48
Energy	19	15	22	–	56	–	56
Corporate	3	–	–	–	3	–	3
	$150	$105	$37	$190	$482	$199	$681

Financing Activities

On March 29, 2019, the transaction through which SMM and SC subscribed for a 30% indirect interest in QBSA closed. On closing of the transaction, SMM and SC contributed $1.3 billion (US$966 million) to the QB2 project, and are expected to contribute a further US$307 million over the remainder of 2019. These contributions are made in the form of share subscriptions for equity in QB Holdings, which holds a 90% interest in QBSA and shareholder loans. Our first contributions to the project are not required until late 2020. On closing of the transaction, SMM and SC contributed US$293 million in the form of equity share subscriptions and US$673 million in shareholder loans. We retain control of QBSA and consequently will continue to consolidate its results.

We continued to purchase shares under our normal course issuer bid and the direction of our Board to apply $400 million to the repurchase of Class B subordinate voting shares. To date, we have purchased approximately 11.9 million Class B subordinate voting shares for $348 million, of which $180 million was spent in the first quarter. As previously disclosed, our Board will consider an additional return of capital to shareholders over the course of 2019 relating to the closing of the QB2 transaction and related project financing.

In March, we paid our regular base dividend of $0.05 per share, which totaled $28 million.

Debt interest and finance charges paid in the first quarter were $110 million compared with $129 million a year ago.
27         Teck Resources Limited 2019 First Quarter News Release

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2019, $2.9 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Demand fundamentals, especially for steelmaking coal, refined zinc and refined copper, remain strong, contributing additional revenues and cash flows. Production and logistics disruptions in a number of the coal producing regions continued to have an effect on available supplies and market prices. Recent uncertainty in global markets arising from government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the various products we produce. Price volatility will continue, but over the long-term, the industrialization of emerging economies, as well as infrastructure replacement in developed economies, will continue to be a major factor in the demand for the commodities we produce.

While price volatility remains a significant factor in our industry, we have taken significant steps to insulate our company from its effects. We have improved operations and made selective short-term decisions to maximize production more specifically in our steelmaking coal operations to capture significant gross profit cash margins. We have strengthened our balance sheet and credit ratings by reducing debt. Further, the supply and demand balance for our products is favorable. Combined, these factors are significant positives for the outlook for our company.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

28         Teck Resources Limited 2019 First Quarter News Release

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2019 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.32, is as follows:

	2019 Mid-Range		Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates[1]	Change	On Profit[2]	EBITDA[2]

US$ exchange		CAD$0.01	$ 51 million	$ 80 million
Steelmaking coal (million tonnes)	26.25	US$1/tonne	$ 20 million	$ 31 million
Copper (000’s tonnes)	300.0	US$0.01/lb.	$ 5 million	$ 8 million
Zinc (000’s tonnes)[3]	942.5	US$0.01/lb.	$ 10 million	$ 13 million
WCS (million bbl)[4]	13.0	US$1/bbl	$ 12 million	$ 17 million
WTI [5]		US$1/bbl	$ 9 million	$ 12 million

Notes:
1)	All production estimates are subject to change based on market and operating conditions.
2)
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

3)	Zinc includes 307,500 tonnes of refined zinc and 635,000 tonnes of zinc contained in concentrate.
4)	Bitumen volumes from our energy business unit.
5)
Our WTI oil price sensitivity takes into account our interest in Fort Hills for the relevant change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

29         Teck Resources Limited 2019 First Quarter News Release

GUIDANCE (There is no change to our 2019 guidance)

Production Guidance

The table below shows our share of production of our principal products for 2018. Our guidance for production in 2019 and for the following three years remains unchanged.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2018	2019 Guidance	Three-Year Guidance 2020 – 2022

PRINCIPAL PRODUCTS

Steelmaking coal (million tonnes)	26.2	26.0 – 26.5	26.5 – 27.5

Copper1 2 3
Highland Valley Copper	100.8	115 – 120	135 – 155
Antamina	100.4	95 – 100	90 – 95
Carmen de Andacollo	67.2	62 – 67	60
Quebrada Blanca [5]	25.5	20 – 23	–
	293.9	290 – 310	285 – 305
Zinc1 2 4
Red Dog	583.2	535 – 555	500 – 520
Antamina	92.1	65 – 70	100 – 110
Pend Oreille	29.7	20 – 30	–
	705.0	620 – 650	600 – 630
Refined zinc
Trail Operations	302.9	305 – 310	310 – 315

Bitumen (million barrels)2 6 7
Fort Hills	6.8	12 – 14	14

OTHER PRODUCTS

Lead[1]
Red Dog	98.4	85 – 90	85 – 100

Refined lead
Trail Operations	61.0	70 – 75	85 – 95

Molybdenum (million pounds)1 2
Highland Valley Copper	8.7	6.0	4.0 – 5.0
Antamina	2.3	2.0	2.0 – 3.0
	11.0	8.0	6.0 – 8.0
Refined silver (million ounces)
Trail Operations	11.6	13 – 14	N/A

Notes:
1)	Metal contained in concentrate.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4)	Total zinc includes co-product zinc production from our copper business unit.
5)	Excludes production from QB2 for three-year guidance 2020–2022.
6)	Financial results are included from June 1, 2018.
7)	The 2020–2022 bitumen production guidance does not include potential near-term debottlenecking opportunities. See energy business unit for more information.
30         Teck Resources Limited 2019 First Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q1 2019	Q2 2019 Guidance

Steelmaking coal (million tonnes)	6.2	6.4 – 6.6
Zinc (000’s tonnes)[1]
Red Dog	131	80 – 85

Note:
1)	Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for the first quarter and our guidance for unit costs for selected principal products in 2019, which remains unchanged.

	2018	2019 Guidance

Steelmaking coal[1]
Adjusted site cost of sales[5]	$62	$62 – 65
Transportation costs	37	37 – 39
Unit costs[5] – CAD$/tonne	$99	$99 – 104

Copper[2]
Total cash unit costs[5] (US$/lb.)	$1.74	$1.70 – 1.80
Net cash unit costs3 5 (US$/lb.)	1.23	1.45 – 1.55

Zinc[4]
Total cash unit costs[5] (US$/lb.)	$0.49	$0.50 – 0.55
Net cash unit costs3 5 (US$/lb.)	0.31	0.35 – 0.40

Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$32.89	$26 – 29

Notes:
1)	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
2)
Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper total cash costs after by-product margins include adjusted cash cost of sales, smelter processing charges and cash margin for by-products including co-products. Assumes a zinc price of US$1.30 per pound, a molybdenum price of US$12 per pound, a silver price of US$16.00 per ounce, a gold price of US$1,250 per ounce and a Canadian/U.S. dollar exchange rate of $1.30.

3)	After co and by-product margins.
4)
Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc total cash costs after by-product margins are mine costs including adjusted cash cost of sales, smelter processing charges and cash margin for by-products. Assumes a lead price of US$1.00 per pound, a silver price of US$16.00 per ounce and a Canadian/U.S. dollar exchange rate of $1.30. By-products include both by-products and co-products.

5)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

31         Teck Resources Limited 2019 First Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2018 and our capital expenditures guidance for 2019, which is unchanged.

(Teck’s share in CAD$ millions)	2018	2019 Guidance
Sustaining
Steelmaking coal[1]	$232	$540
Copper	157	240
Zinc	225	170
Energy	21	60
Corporate	10	5
	$645	$1,015
Major Enhancement
Steelmaking coal[2]	$230	$410
Copper	62	70
Zinc	107	60
Energy	69	100
	$468	$640
New Mine Development
Copper[3]	$56	$130
Zinc	38	30
Energy	285	30
	$379	$190
Total
Steelmaking coal	$462	$950
Copper	275	440
Zinc	370	260
Energy	375	190
Corporate	10	5
	$1,492	$1,845
QB2 capital expenditures	$414	$1,930
Total before SMM and SC contributions	1,906	3,775
Estimated SMM and SC contributions to capital expenditures[4]	–	(1,585)
Total Teck spend	$1,906	$2,190

Notes:
1)
For steelmaking coal, sustaining capital includes Teck’s share of water treatment charges of $57 million in 2018. Sustaining capital guidance includes Teck’s share of water treatment charges related to the Elk Valley Water Quality Plan, which are approximately $235 million in 2019.

2)	For steelmaking coal major enhancement capital guidance includes $210 million relating to the facility upgrade at Neptune Bulk Terminals that will be funded by Teck.
3)	For copper, new mine development guidance for 2019 includes early scoping studies for QB3, Zafranal, San Nicolás and Galore Creek.
4)
Total estimated SMM and SC contributions are $1.7 billion. The difference will be in cash at December 31, 2019. Total estimated contributions are US$1.2 billion as disclosed and US$79 million for their share of expenditures from January 1, 2019 to March 31, 2019.

32         Teck Resources Limited 2019 First Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck’s share in CAD$ millions)	2018	2019 Guidance
Capitalized Stripping
Steelmaking coal	$507	$410
Copper	161	175
Zinc	39	45
	$707	$630

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2019	2018				2017
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,106	$3,247	$3,209	$3,016	$3,092	$3,156	$3,075	$2,832	$2,847

Gross profit	1,042	1,011	1,009	1,241	1,360	1,263	1,068	1,073	1,163

EBITDA[1]	1,396	1,152	2,064	1,403	1,555	1,563	1,370	1,341	1,315

Profit attributable to shareholders	630	433	1,281	634	759	740	584	580	556

Basic earnings per share	$1.11	$0.75	$2.23	$1.10	$1.32	$1.28	$1.01	$1.00	$0.96

Diluted earnings per share	$1.10	$0.75	$2.20	$1.09	$1.30	$1.26	$0.99	$0.99	$0.95

Cash flow from operations	$520	$1,336	$877	$1,105	$1,119	$1,458	$894	$1,407	$1,290

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Effective January 1, 2019, we adopted IFRS 16 using a cumulative catch-up approach where we have recorded leases prospectively from that date forward and have not restated comparative information. The effect of adoption of this new pronouncement is outlined below and in more detail in Note 15 to our interim consolidated financial statements as at March 31, 2019.

Leases

We adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where we have recorded leases prospectively from that date forward and have not restated comparative information. We have recorded right-of-use assets of $280 million within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using our incremental borrowing rate on January 1, 2019. These right-of-use assets related to lease liabilities continue to be recorded in property, plant and equipment. We have recorded lease liabilities of $342 million as at January 1, 2019 and reclassified $338 million of lease liabilities that were previously presented as debt on the balance sheet. The net of tax difference between right-of-use assets and lease liabilities
33         Teck Resources Limited 2019 First Quarter News Release

recognized on the transition was recorded as a $43 million retained earnings adjustment on January 1, 2019.

IFRS 16 eliminates the classification of leases as either operating or finance leases for a lessee, and all leases will be recorded on the balance sheet for the lessee. As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2018 annual consolidated financial statements and Management’s Discussion and Analysis.

OUTSTANDING SHARE DATA

As at April 22, 2019, there were 556.9 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 20.9 million stock options outstanding with exercise prices ranging between $5.34 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 23 of our 2018 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
34         Teck Resources Limited 2019 First Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2019	2018

REVENUES
Steelmaking coal	$1,552	$1,588

Copper
Highland Valley Copper	218	288
Antamina	220	258
Carmen de Andacollo	143	137
Quebrada Blanca	49	56
	630	739

Zinc
Trail Operations	471	585
Red Dog	346	336
Pend Oreille	25	27
Other	2	2
Intra-segment revenues	(132)	(185)
	712	765
Energy[1]	212	–
TOTAL REVENUES	$3,106	$3,092

GROSS PROFIT (LOSS)
Steelmaking coal	$726	$816

Copper
Highland Valley Copper	21	86
Antamina	122	167
Carmen de Andacollo	15	45
Quebrada Blanca	13	(4)
Other	(1)	(1)
	170	293

Zinc
Trail Operations	(11)	69
Red Dog	149	181
Pend Oreille	2	1
Other	11	–
	151	251
Energy[1]	(5)	–
TOTAL GROSS PROFIT	$1,042	$1,360

Note:
1)	Fort Hills financial results included from June 1, 2018.
35         Teck Resources Limited 2019 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2019	2018

OPERATING COSTS
Steelmaking coal	$396	$349

Copper
Highland Valley Copper	140	140
Antamina	53	50
Carmen de Andacollo	99	67
Quebrada Blanca	26	36
Other	1	1
	319	294

Zinc
Trail Operations	126	99
Red Dog	54	39
Pend Oreille	21	23
Other	(9)	2
	192	163
Energy[1]	82	–
Total operating costs	$989	$806

TRANSPORTATION COSTS
Steelmaking coal	$240	$232

Copper
Highland Valley Copper	10	10
Antamina	6	6
Carmen de Andacollo	7	7
Quebrada Blanca	1	1
	24	24

Zinc
Trail Operations	36	34
Red Dog	30	23
Pend Oreille	1	–
	67	57
Energy[1]	26	–
Total transportation costs	$357	$313

Note:
1)	Fort Hills financial results included from June 1, 2018.
36         Teck Resources Limited 2019 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2019	2018

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$300	$364
Intra-segment purchases	(132)	(185)
	168	179
Energy1 2	82	–
Total raw material purchases	$250	$179

ROYALTY COSTS
Steelmaking coal	$7	$4

Copper
Antamina	4	6

Zinc
Red Dog	84	74
Pend Oreille	–	–
	84	74
Total royalty costs	$95	$84

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$183	$187

Copper
Highland Valley Copper	47	52
Antamina	35	29
Carmen de Andacollo	22	18
Quebrada Blanca	9	23

	113	122

Zinc
Trail Operations	20	19
Red Dog	29	19
Pend Oreille	1	3
	50	41

Energy[1]	27	–
Total depreciation and amortization	373	$350
TOTAL COST OF SALES	$2,064	$1,732

Notes:
1)	Fort Hills financial results included from June 1, 2018.
2)	Includes diluent and non-proprietary blend purchases.
37         Teck Resources Limited 2019 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2019	2018

Steelmaking coal	$143	$149

Copper
Highland Valley Copper	23	22
Antamina	22	19
Carmen de Andacollo	3	2
	48	43

Zinc
Red Dog	8	5
Total	$199	$197

38         Teck Resources Limited 2019 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.
	Three months ended March 31,
Steelmaking coal	2019	2018

Waste production (million BCM’s)	70.8	71.4
Clean coal production (million tonnes)	6.1	6.2

Clean coal strip ratio (waste BCM’s/coal tonnes)	11.5:1	11.4:1
Sales (million tonnes)	6.2	6.1

Highland Valley Copper

Tonnes mined (000's)	26,408	26,965
Tonnes milled (000's)	12,302	12,212

Copper
Grade (%)	0.26	0.29
Recovery (%)	82.7	76.3
Production (000's tonnes)	26.0	27.3
Sales (000's tonnes)	26.3	30.9
Molybdenum
Production (million pounds)	1.8	2.6
Sales (million pounds)	1.2	2.4

Antamina

Tonnes mined (000's)	57,900	58,085
Tonnes milled (000's)
Copper-only ore	6,225	7,364
Copper-zinc ore	5,240	4,802

	11,465	12,166
Copper[1]
Grade (%)	1.04	1.00
Recovery (%)	89.6	91.0
Production (000's tonnes)	106.2	108.2
Sales (000's tonnes)	102.6	98.5

Zinc[1]
Grade (%)	1.58	2.22
Recovery (%)	84.4	88.5
Production (000's tonnes)	73.3	89.9
Sales (000's tonnes)	72.4	93.0

Molybdenum
Production (million pounds)	1.0	2.7
Sales (million pounds)	1.7	3.3

Note:
1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

39         Teck Resources Limited 2019 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Carmen de Andacollo	2019	2018

Tonnes mined (000’s)	6,037	5,802
Tonnes milled (000’s)	4,190	4,330
Copper
Grade (%)	0.37	0.41
Recovery (%)	89.0	87.5
Production (000’s tonnes)	14.0	15.6
Sales (000’s tonnes)	18.4	16.5

Copper cathode
Production (000’s tonnes)	0.7	1.1
Sales (000’s tonnes)	0.7	0.8

Gold[1]
Production (000’s ounces)	13.2	14.0
Sales (000’s ounces)	18.4	15.4

Note:
1)	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca

Tonnes mined (000's)	–	3,796
Tonnes placed (000's)
Heap leach ore	–	–
Dump leach ore	–	2,539
	–	2,539
Grade (SCu%)[1]
Heap leach ore	–	–
Dump leach ore	–	0.30

Production (000's tonnes)
Heap leach ore	1.0	1.3
Dump leach ore	4.6	4.8
	5.6	6.1
Sales (000's tonnes)	5.8	6.3

Note:
1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

40         Teck Resources Limited 2019 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Trail Operations	2019	2018

Concentrate treated (000’s tonnes)
Zinc	145	146
Lead	32	36
Metal production
Zinc (000's tonnes)	74.2	79.0
Lead (000's tonnes)	19.0	19.9
Silver (million ounces)	2.9	4.3
Gold (000's ounces)	7.6	11.0
Metal sales
Zinc (000's tonnes)	75.2	77.3
Lead (000's tonnes)	17.4	18.6
Silver (million ounces)	2.9	4.2
Gold (000's ounces)	6.6	10.9

Red Dog

Tonnes mined (000's)	2,132	2,903
Tonnes milled (000's)	887	913
Zinc
Grade (%)	15.0	16.0
Recovery (%)	82.8	83.2
Production (000's tonnes)	110.2	121.5
Sales (000's tonnes)	130.5	111.2
Lead
Grade (%)	4.1	4.4
Recovery (%)	51.7	49.1
Production (000's tonnes)	18.9	19.7
Sales (000's tonnes)	–	–

Pend Oreille

Tonnes mined (000's)	181	161
Tonnes milled (000's)	152	127
Zinc
Grade (%)	6.1	6.0
Recovery (%)	90.8	88.8
Production (000's tonnes)	8.4	6.7
Sales (000's tonnes)	8.3	7.4
Lead
Grade (%)	1.2	0.9
Recovery (%)	67.4	62.5
Production (000's tonnes)	1.2	0.7
Sales (000's tonnes)	1.2	0.8

41         Teck Resources Limited 2019 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The above adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this
42         Teck Resources Limited 2019 First Quarter News Release

information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cost of sales – Adjusted site cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash costs of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.
43         Teck Resources Limited 2019 First Quarter News Release

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage

Debt to EBITDA ratio – debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the twelve months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt

Net debt to EBITDA ratio – net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator

44         Teck Resources Limited 2019 First Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended March 31,
(Per share amounts)	2019	2018

Basic earnings per share	$1.11	$1.32
Add (deduct):
Debt prepayment option loss (gain)	(0.09)	0.02
Other	(0.02)	(0.03)
Adjusted basic earnings per share	$1.00	$1.31

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended March 31,
(Per share amounts)	2019	2018

Diluted earnings per share	$1.10	$1.30
Add (deduct):
Debt prepayment option loss (gain)	(0.09)	0.02
Other	(0.02)	(0.03)
Adjusted diluted earnings per share	$0.99	$1.29

45         Teck Resources Limited 2019 First Quarter News Release

Reconciliation of Net Debt to EBITDA Ratio

	(A) Twelve months ended December 31, 2018		(B) Three Months ended March 31, 2018	(C) Three months ended March 31, 2019	(A-B+C) Twelve months ended March 31, 2019

Profit attributable to shareholders	$3,107		$759	$630	$2,978
Finance expense net of finance income	219		39	54	234
Provision for income taxes	1,365		407	339	1,297
Depreciation and amortization	1,483		350	373	1,506
EBITDA	$6,174	(D)	$1,555	$1,396	$6,015	(E)

Total debt at period end	$5,519				$5,752
Less: cash and cash equivalents at period end	(1,734)				(2,446)
Net debt	$3,785	(F)			$3,306	(G)

Debt to EBITDA ratio	0.9				1.0
Net Debt to EBITDA ratio	0.6	(F/D)			0.5	(G/E)

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Profit attributable to shareholders	$630	$759
Finance expense net of finance income	54	39
Provision for income taxes	339	407
Depreciation and amortization	373	350
EBITDA	$1,396	$1,555

Add (deduct):
Debt prepayment option loss (gain)	(70)	12
Other	(7)	(15)
Adjusted EBITDA	$1,319	$1,552

46         Teck Resources Limited 2019 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Gross profit	$1,042	$1,360
Depreciation and amortization	373	350
Gross profit before depreciation and amortization	$1,415	$1,710

Reported as:
Steelmaking coal	$909	$1,003

Copper
Highland Valley Copper	68	138
Antamina	157	196
Carmen de Andacollo	37	63
Quebrada Blanca	22	19
Other	(1)	(1)
	283	415

Zinc
Trail Operations	9	88
Red Dog	178	200
Pend Oreille	3	4
Other	11	–
	201	292

Energy[1]	22	–
Gross profit before depreciation and amortization	$1,415	$1,710

Note:
1)	Fort Hills financial results included from June 1, 2018.

47         Teck Resources Limited 2019 First Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Revenues
Steelmaking coal (E)	$1,552	$1,588
Copper (F)	630	739
Zinc (G)	712	765
Energy (H)	212	–
Total	$3,106	$3,092

Gross profit, before depreciation and amortization
Steelmaking coal (A)	$909	$1,003
Copper (B)	283	415
Zinc (C)	201	292
Energy (D)	22	–
Total	$1,415	$1,710

Gross profit margins before depreciation
Steelmaking coal (A/E)	59%	63%
Copper (B/F)	45%	56%
Zinc (C/G)	28%	38%
Energy (D/H)	10%	–%

48         Teck Resources Limited 2019 First Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2019	2018

Cost of sales as reported	$826	$772
Less:
Transportation costs	(240)	(232)
Depreciation and amortization	(183)	(187)
Adjusted cash cost of sales	$403	$353
Tonnes sold (millions)	6.2	6.1

Per unit amounts – CAD$/tonne
Adjusted cash cost of sales	$65	$58
Transportation costs	39	38
Cash unit costs – CAD$/tonne	$104	$96

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.26
Per unit amounts – US$/tonne
Adjusted cash cost of sales	$49	$46
Transportation costs	29	30
Cash unit costs – US$/tonne	$78	$76

Note:
1)	Average period exchange rates are used to convert to US$/tonne equivalent.

49         Teck Resources Limited 2019 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2019	2018

Revenue as reported	$630	$739
By-product revenue (A)	(74)	(126)
Smelter processing charges (B)	43	40
Adjusted revenue	$599	$653

Cost of sales as reported	$460	$446
Less:
Depreciation and amortization	(113)	(122)
Inventory (write-downs) provision reversal	11	–
Collective agreement charges	–	–
By-product cost of sales (C)	(11)	(13)
Adjusted cash cost of sales (D)	$347	$311

Payable pounds sold (millions) (E)	158.4	163.7
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.19	$1.90
Smelter processing charges (B/E)	0.27	0.24
Total cash unit costs – CAD$/pound	$2.46	$2.14
Cash margin for by-products – ((A – C)/E)	(0.40)	(0.69)
Net cash unit costs – CAD$/pound	$2.06	$1.45

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.26
Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.65	$1.51
Smelter processing charges	0.20	0.19
Total cash unit costs – US$/pound	$1.85	$1.70
Cash margin for by-products	(0.30)	(0.55)
Net cash unit costs – US$/pound	$1.55	$1.15

Note:
1)	Average period exchange rates are used to convert to US$/lb. equivalent.
50         Teck Resources Limited 2019 First Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended March 31,
(CAD$ in millions, except where noted)	2019	2018

Revenue as reported	$712	$765
Less:
Trail Operations revenues as reported	(471)	(585)
Other revenues as reported	(2)	(2)
Add back: Intra-segment revenues as reported	132	185
	$371	$363
By-product revenues (A)	(10)	(4)
Smelter processing charges (B)	57	72
Adjusted revenue	$418	$431

Cost of sales as reported	$561	$514
Less:
Trail Operations cost of sales as reported	(482)	(516)
Other costs of sales as reported	9	(2)
Add back: Intra-segment purchases as reported	132	185
	$220	$181
Less:
Depreciation and amortization	(30)	(22)
Royalty costs	(84)	(74)
By-product cost of sales (C)	–	–
Adjusted cash cost of sales (D)	$106	$86
Payable pounds sold (millions) (E)	259.9	222.1
Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.41	$0.39
Smelter processing charges (B/E)	0.22	0.32
Total cash unit costs – CAD$/pound	$0.63	$0.71
Cash margin for by-products – ((A - C)/E)	(0.04)	(0.02)
Net cash unit costs – CAD$/pound	$0.59	$0.69

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.26
Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.31	$0.30
Smelter processing charges	0.16	0.26
Total cash unit costs – US$/pound	$0.47	$0.56
Cash margin for by-products	(0.03)	(0.01)
Net cash unit costs – US$/pound	$0.44	$0.55

Notes:
1)	Red Dog and Pend Oreille.
2)	Average period exchange rates are used to convert to US$/lb. equivalent.
51         Teck Resources Limited 2019 First Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations1 2

	Three months ended March 31,
(CAD$ in millions, except where noted)	2019	2018

Revenue as reported	$212	$–
Less:
Cost of diluent for blending	(73)	–
Non-proprietary product revenue	(8)	–
Add back: crown royalties (D)	5	–
Adjusted revenue (A)	$136	$–

Cost of sales as reported	$217	$–
Less:
Depreciation and amortization	(27)	–
Cash cost of sales	$190	$–
Less:
Cost of diluent for blending	(73)	–
Cost of non-proprietary product purchased	(9)	–
Transportation for non-proprietary product purchased	3	–
Transportation for costs FRB (C)	(29)	–
Adjusted operating costs (E)	$82	$–
Blended bitumen barrels sold (000’s)	3,725	–
Less diluent barrels included in blended bitumen (000’s)	(925)	–
Bitumen barrels sold (000’s) (B)	2,800	–

Per barrel amounts – CAD$
Bitumen price realized (A/B)	$48.42	$–
Crown royalties (D/B)	(1.75)	–
Transportation costs for FRB (C/B)	(10.30)	–
Adjusted operating costs (E/B)	(29.42)	–
Operating netback – CAD$ per barrel	$6.95	$–

Notes:
1)	Calculated per unit amounts may differ due to rounding.
2)	Fort Hills financial results included from June 1, 2018.
3)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

52         Teck Resources Limited 2019 First Quarter News Release

Blended Bitumen Price Realized Reconciliation1 2

	Three months ended March 31,
(CAD$ in millions, except where noted)	2019	2018

Revenue as reported	$212	$–
Less: non-proprietary product revenue	(8)	–
Add back: crown royalties	5	–

Blended bitumen revenue (A)	$209	$–
Blended bitumen barrels sold (000’s) (B)	3,725	–
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$55.99	$–
Average exchange rate (CAD$ per US$1.00) (C)	1.33	–
Blended bitumen price realized – (US$/barrel) (D/C)[1]	$42.12	$–

Notes:
1)	Calculated per unit amounts may differ due to rounding.
2)	Fort Hills financial results included from June 1, 2018.

53         Teck Resources Limited 2019 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These forward-looking statements, including under the headings “Outlook,” that appear in various places in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated global and regional supply and demand for our commodities, production, sales and unit cost guidance and forecasts for our products and individual operations, and our expectation that we will meet that guidance, capital expenditure guidance, capitalized stripping guidance, mine lives and duration of operations at our various mines and operations, amount of remaining SMM/SC contribution to QB2, our expectation that coal production volumes can be adjusted to reflect market demand, expectations regarding the potential for the proposed MacKenzie Redcap development at Cardinal River, Elk Valley Water Quality Plan spending guidance, including projected 2019 capital spending and other capital spending guidance, expected operating costs associated with the Plan, timing of AWTF construction and projected number of AWTFs required and ability to have the Elkview SRF replace an AWTF, operating cost increase guidance associated with the Plan, potential for SRFs to reduce capital and operating costs associated with active water treatment, expectations regarding the Neptune facility upgrade, including costs and timing, anticipated benefits and timing of our ball mill project at Highland Valley, timing of first production at QB2 and expansion potential of QB2, the anticipated benefits of the Red Dog VIP2 mill upgrade project and the associated timing and cost, potential to debottleneck at Fort Hills and expand production capacity, potential to increase Fort Hills production, the timing of a decision statement regarding the Frontier Project, our expectations, projections and sensitivities under the heading “Commodity Prices and Sensitivities,” impact of certain accounting initiatives and estimates, all guidance appearing in this news release including but not limited to the production, sales, unit cost and capital expenditure guidance under the heading “Guidance”, the sensitivity of our profit and EBITDA to changes in currency exchange rates and commodity price changes, the expectations regarding the number of Class B subordinate voting shares that might be purchased under the normal course issuer bid and demand and market outlook for commodities and our products. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and
54         Teck Resources Limited 2019 First Quarter News Release

operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation, including rail and port service, for our products, assumptions that rail and port services perform adequately, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees, business partners, joint venturers and communities in which we operate. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions. Assumptions regarding the benefits of SRF and efforts to reduce water treatment costs are based on the assumption that technologies will work on a wide scale. Assumptions regarding the costs and benefits of the Highland Valley, Red Dog, Neptune and other projects include assumptions that the project performs as expected. Our Guidance tables include footnotes with further assumptions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Fort Hills is not controlled by us and schedules and costs may be adjusted by our partners, and timing of spending and continued development is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated. Purchases of Class B subordinate voting shares under the normal course issuer bid may be affected by, amount other things, availability of Class B subordinate voting shares, share price volatility and availability of funds to purchase shares.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2018, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.
55         Teck Resources Limited 2019 First Quarter News Release

Scientific and technical information regarding our material mining projects in this quarterly report was reviewed, approved and verified by Mr. Rodrigo Alves Marinho, P.Geo., an employee of Teck. Mr. Marinho is a qualified person, as defined under National Instrument (NI) 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2019 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 23, 2019. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

56         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2019
(Unaudited)

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2019	2018

Revenues (Note 4)	$3,106	$3,092
Cost of sales	(2,064)	(1,732)
Gross profit	1,042	1,360

Other operating income (expenses)
General and administration	(40)	(31)
Exploration	(15)	(14)
Research and development	(10)	(8)
Other operating income (expense) (Note 5)	(15)	(83)
Profit from operations	962	1,224

Finance income	12	6
Finance expense (Note 6)	(66)	(45)
Non-operating income (expense) (Note 7)	75	(12)
Profit before taxes	983	1,173
Provision for income taxes	(339)	(407)
Profit for the period	$644	$766
Profit attributable to:
Shareholders of the company	$630	$759
Non-controlling interests	14	7
Profit for the period	$644	$766

Earnings per share
Basic	$1.11	$1.32
Diluted	$1.10	$1.30
Weighted average shares outstanding (millions)	567.7	573.7
Weighted average diluted shares outstanding (millions)	574.4	583.4
Shares outstanding at end of period (millions)	565.4	573.6

58         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Profit for the period	$644	$766

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(10) and $18)	(124)	103
	(124)	103
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $nil and $nil)	3	2
Remeasurements of retirement benefit plans (net of taxes of $(11) and $(9))	38	21
	41	23
Total other comprehensive income (loss) for the period	(83)	126
Total comprehensive income for the period	$561	$892

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(81)	$123
Non-controlling interests	(2)	3
	$(83)	$126

Total comprehensive income attributable to:
Shareholders of the company	$549	$882
Non-controlling interests	12	10
	$561	$892

59         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Operating activities
Profit for the period	$644	$766
Depreciation and amortization	373	350
Provision for income taxes	339	407
Gain on sale of investments and assets	(7)	(2)
Foreign exchange gains	(5)	–
Loss (gain) on debt prepayment options	(70)	12
Net finance expense	54	39
Income taxes paid	(160)	(164)
Other	50	5
Net change in non-cash working capital items	(698)	(294)
	520	1,119
Investing activities
Expenditures on property, plant and equipment	(482)	(465)
Capitalized production stripping costs	(199)	(197)
Expenditures on investments and other assets	(32)	(26)
Proceeds from investments and assets	13	41
	(700)	(647)
Financing activities
Repayment of debt	–	(28)
Repayment of lease liabilities	(31)	(8)
Advances from SMM/SC1 (Note 3)	900	–
Equity contributions by SMM/SC (Note 3)	391	–
QB2[2] partnering transaction costs paid	(14)	–
Interest and finance charges paid	(110)	(134)
Issuance of Class B subordinate voting shares	6	28
Purchase and cancellation of Class B subordinate voting shares	(180)	(58)
Dividends paid	(28)	(29)
Distributions to non-controlling interests	(6)	(12)
	928	(241)

Effect of exchange rate changes on cash and cash equivalents	(36)	26
Increase in cash and cash equivalents	712	257
Cash and cash equivalents at beginning of period	1,734	952
Cash and cash equivalents at end of period	$2,446	$1,209

Note:
1)	Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) are defined together as SMM/SC.
2)	Quebrada Blanca Phase 2 copper development project.

60         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

(CAD$ in millions)	March 31, 2019	December 31, 2018

ASSETS

Current assets
Cash and cash equivalents	$2,446	$1,734
Current income taxes receivable	85	78
Trade and settlement receivables	1,547	1,180
Inventories	2,046	2,065
Prepaids and other current assets (Note 3)	673	260
	6,797	5,317

Financial and other assets	1,091	907
Investments in associates and joint ventures	1,064	1,071
Property, plant and equipment (Notes 9 and 15(a))	31,882	31,050
Deferred income tax assets	160	160
Goodwill	1,112	1,121
	$42,106	$39,626

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,046	$2,333
Current portion of lease liabilities	132	32
Current income taxes payable	123	151
	2,301	2,516

Debt (Note 8)	5,078	5,181
Lease liabilities (Notes 9 and 15(a))	542	306
Advances from SMM/SC (Note 3)	900	–
Deferred income tax liabilities	6,502	6,331
Retirement benefit liabilities	522	482
Provisions and other liabilities	2,242	1,792
	18,087	16,608
Equity
Attributable to shareholders of the company	23,204	22,884
Attributable to non-controlling interests	815	134
	24,019	23,018
	$42,106	$39,626

61         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)
	Three months ended March 31,
(CAD$ in millions)	2019	2018

Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,595	6,603
Share repurchases	(67)	(19)
Issued on exercise of options	8	36
End of period	6,536	6,620
Retained earnings
Beginning of period	15,495	12,796
IFRS 16 transition adjustment on January 1, 2019 (Note 15(a))	(43)	–
IFRS 9 transition adjustment on January 1, 2018	–	34
Profit for the period attributable to shareholders of the company	630	759
Dividends paid	(28)	(29)
Share repurchases	(105)	(39)
Adjustment from SMM/SC transaction	4	–
Remeasurements of retirement benefit plans	38	21
End of period	15,991	13,542
Contributed surplus
Beginning of period	204	202
Share option compensation expense	4	4
Transfer to Class B subordinate voting shares on exercise of options	(2)	(8)
End of period	206	198
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	584	244
IFRS 9 transition adjustment on January 1, 2018	–	(34)
Other comprehensive income (loss)	(81)	123
Less remeasurements of retirement benefit plans recorded in retained earnings	(38)	(21)
End of period	465	312
Non-controlling interests
Beginning of period	134	142
Profit for the period attributable to non-controlling interests	14	7
Other comprehensive income (loss) attributable to non-controlling interests	(2)	3
Adjustments from SMM/SC transaction (Note 3)	675	–
Dividends or distributions	(6)	(12)
End of period	815	140
Total equity	$24,019	$20,818

62         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.
These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except for those policies disclosed in Note 2. Note 15 discloses the effects of the adoption of new IFRS pronouncements. On April 22, 2019, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16) (Note 15(a)). All other significant accounting policies are consistent with those reported in our 2018 annual consolidated financial statements.

Leases

The following leases accounting policies have been applied as of January 1, 2019 on adoption of IFRS 16. For comparative periods prior to 2019, we applied leases policies in accordance with IAS 17, Leases (IAS 17) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (IFRIC 4). Note 15 outlines the effect of adopting IFRS 16 requirements on January 1, 2019.

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if we have the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

63         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if we are reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

3.	TRANSACTIONS

On March 29, 2019, we closed a transaction where Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) subscribed for a 30% indirect interest in Compañia Minera Quebrada Blanca S.A. (QBSA), which owns the Quebrada Blanca Phase 2 (QB2) copper development project located in Northern Chile. Post-transaction, QBSA’s effective ownership is 60% Teck, 30% SMM/SC and 10% Empresa Nacional de Minería (ENAMI). ENAMI, a Chilean State agency, holds a preference share interest in QBSA, which does not require ENAMI to fund capital spending.

To subscribe for the indirect 30% interest in QBSA, SMM/SC made $907 million (US$679 million) of contribution advances less $7 million (US$6 million) of financing fees and $391 million (US$293 million) of equity contributions on closing. SMM/SC is committed to making a further equity contribution of approximately $410 million (US$307 million) in 2019 and we have recorded this receivable in prepaids and other current assets on our consolidated balance sheet. Together these contribution advances and equity contributions total to a subscription payment of $1,708 million (US$1,279 million), which represents the US$1.2 billion of contributions agreed to by SMM/SC plus a matching contribution from SMM/SC of 50% of the capital expenditures funded by us from January 1, 2019 through to the closing date.

SMM/SC have agreed to make a supplemental payment to us of US$50 million if the QB2 mill throughput reaches 154,000 tonnes per day prior to the earlier of the sanctioning of a major expansion or December 31, 2025. We have recorded a financial receivable in the amount of $33 million (US$25 million) for this contingent supplemental payment, which reflects the discounted fair value on the closing of the transaction. SMM/SC have agreed to make an additional contingent supplemental payment if they elect to participate in the funding of a major expansion project (QB3), if it is sanctioned before December 31, 2031, by contributing an additional amount equal to 8% of the incremental net present value of QB3 at the expansion sanction date in addition to their pro rata share of expansion project costs. No financial receivable was recorded relating to this contingent payment on closing. We will record a financial receivable if QB3 is sanctioned and SMM/SC choose to participate.
64         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3.	TRANSACTIONS, continued

Based on provisions of the shareholders agreement, we retain control of QBSA and will continue to consolidate its results. We have recorded a non-controlling interest of $793 million on closing for SMM/SC’s interest in QBSA.

In conjunction with the process to bring in an additional funding partner for QB2, we amended the terms of the QBSA shareholders agreement with ENAMI. The revised terms clarified shareholders’ rights and responsibilities regarding the development and financing of QB2 and any major project expansion. The revised terms provide ENAMI with a preferential dividend stream, which is referenced to the amount of interest on subordinated loans provided to QBSA by us and SMM/SC. This preferential dividend stream has been recorded as a financial liability within provisions and other liabilities in the amount of $118 million, concurrent with the closing of the SMM/SC transaction described above. The initial recognition of the liability is recorded as a reduction to non-controlling interests as it arises from a transaction between shareholders of QBSA. This financial liability was initially measured at fair value using a discounted cash flow model based on the estimated subordinated financing provided by us and SMM/SC. Significant assumptions used in the valuation include the interest rate on the subordinated loans and copper prices, which affect the timing of when QBSA repays the subordinated loans. This liability is subsequently measured at amortized cost.

Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance up to US$1.3 billion. The advances are due in full at maturity on January 15, 2038. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin. As at March 31, 2019, we had $900 million of advances from SMM/SC outstanding from their initial contribution, which is net of financing fees of $7 million. The carrying value of the advances approximates fair value based on prevailing market interest rates in effect at March 31, 2019.

4.	REVENUES

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 11) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended March 31, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,552	$–	$–	$–	$1,552
Copper	–	556	–	–	556
Zinc	–	42	649	–	691
Blended bitumen	–	–	–	212	212
Silver	–	5	61	–	66
Lead	–	1	46	–	47
Other	–	26	88	–	114
Intra-segment	–	–	(132)	–	(132)
	$1,552	$630	$712	$212	$3,106

65         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	REVENUES, continued

(CAD$ in millions)	Three months ended March 31, 2018
	Steelmaking Coal	Copper	Zinc	Energy[1]	Total
Steelmaking coal	$1,588	$–	$–	$–	$1,588
Copper	–	613	–	–	613
Zinc	–	73	712	–	785
Silver	–	6	92	–	98
Lead	–	–	58	–	58
Other	–	47	88	–	135
Intra-segment	–	–	(185)	–	(185)
	$1,588	$739	$765	$–	$3,092

Note:
1)	Revenue from Fort Hills included in financial results from June 1, 2018.

5.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Settlement pricing adjustments	$74	$(11)
Share-based compensation (Note 10(a))	(16)	(27)
Environmental and care and maintenance costs	(46)	11
Social responsibility and donations	(4)	(3)
Gain on sale of assets	7	–
Commodity derivatives	19	(19)
Take or pay contract costs	(25)	(27)
Other	(24)	(7)
	$(15)	$(83)

66         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	FINANCE EXPENSE

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Finance expense
Debt interest	$78	$88
Interest on lease liabilities	10	6
Letters of credit and standby fees	12	12
Net interest expense on retirement benefit plans	2	2
Accretion on decommissioning and restoration provisions	26	26
Other	–	3
	128	137
Less capitalized borrowing costs	(62)	(92)
Total finance expense	$66	$45

7.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2019	2018

Foreign exchange gains	$5	$–
Gain (loss) on debt prepayment options (Note 8(a))	70	(12)
	$75	$(12)

67         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT

($ in millions)	March 31, 2019			December 31, 2018
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

4.5% notes due January 2021	$117	$156	$159	$117	$159	$159
4.75% notes due January 2022	202	269	278	202	275	275
3.75% notes due February 2023	220	292	295	220	295	286
8.5% notes due June 2024 (a)	600	802	860	600	819	883
6.125% notes due October 2035	609	801	870	609	818	802
6.0% notes due August 2040	490	653	682	490	666	621
6.25% notes due July 2041	795	1,051	1,139	795	1,072	1,031
5.2% notes due March 2042	399	526	516	399	537	465
5.4% notes due February 2043	377	498	500	377	509	449
	3,809	5,048	5,299	3,809	5,150	4,971
Antamina term loan due April 2020	23	30	30	23	31	31
	$3,832	$5,078	$5,329	$3,832	$5,181	$5,002

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 14).

a)	Embedded Prepayment Options

The 2024 notes include a prepayment option that is considered an embedded derivative. At March 31, 2019, this prepayment option is recorded as financial and other assets on the balance sheet at a fair value of $143 million based on current market interest rates for similar instruments and our credit spread. For the three months ended March 31, 2019, the value of the prepayment option increased by $70 million, which has been recorded as a gain in non-operating income (expense) (2018 – $12 million loss) (Note 7).

b)	Revolving Facilities

At March 31, 2019, we had two committed revolving credit facilities in the amounts of US$4.0 billion and US$600 million, respectively. The US$4.0 billion facility is available until November 2023 and is undrawn at March 31, 2019. The US$600 million facility is available until November 2021 and has an aggregate of US$129 million in outstanding letters of credit drawn against it at March 31, 2019.

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. Amounts outstanding under these facilities bear interest at LIBOR plus an applicable margin based on credit ratings. Both facilities require that our total net debt-to-capitalization ratio, which was 0.14 at March 31, 2019, not exceed 0.55 to 1.0.

68         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT, continued

When our credit ratings are below investment grade, we are required to satisfy financial security requirements under power purchase agreements at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. During the quarter ended March 31, 2019, we regained investment grade credit ratings and as a result, letters of credit of $898 million for these security requirements were terminated. Subsequent to March 31, 2019, an additional $203 million of letters of credit were terminated.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2019, we were party to various uncommitted credit facilities providing for a total of $2.0 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.5 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $501 million outstanding at March 31, 2019, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $350 million in surety bonds outstanding at March 31, 2019 to support current and future reclamation obligations.

9.	LEASES

a)	Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, rail cars, pipelines and road and port facilities. As at March 31, 2019, $775 million of right-of-use assets are recorded as part of property, plant and equipment.

(CAD$ in millions)

Net book value as at December 31, 2018	$504
IFRS 16 adoption (Note 15(a))	280
Additions	29
Depreciation	(31)
Changes in foreign exchange rates and other	(7)
Closing net book value	$775

69         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	LEASES, continued

b)	Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

(CAD$ in millions)	March 31, 2019

Undiscounted minimum lease payments:
Less than one year	$135
Two to three years	200
Four to five years	115
Thereafter	725
1,175
Effect of discounting	(501)
Present value of minimum lease payments – total lease liabilities	674
Less current portion	(132)
Long-term lease liabilities	$542

Our most significant individual lease arrangements are as follows:

Fort Hills Energy L.P. (Fort Hills) entered into a service agreement in 2017 with TransCanada Corp. for the operation of the Northern Courier Pipeline and associated tanks to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. We have assumed the extensions will be exercised in our determination of the lease liability. As at March 31, 2019, our share of the related lease liability was $206 million.

Teck Alaska Incorporated (TAK) leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog Operations. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next four years and US$6 million for the following 18 years. The lease is also subject to variable lease payments based on tonnage shipped and market prices for zinc over the lease term. As at March 31, 2019, the related lease liability was $152 million (US$114 million).

c)	Lease Liability Continuity

(CAD$ in millions)

As at December 31, 2018	$338
IFRS 16 adoption	342
Cash flows
Principal payments	(31)
Interest payments	(10)
Non-cash changes
Additions	30
Accretion	10
Changes in foreign exchange and other	(5)
As at March 31, 2019	$674
70         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	EQUITY

a)	Share-Based Compensation

During the first quarter of 2019, we granted 1,929,235 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $28.60, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $10.73 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 6 years, a risk-free interest rate of 1.81%, a dividend yield of 1.05% and an expected volatility of 41%.

We have issued and outstanding deferred share units, restricted share units, performance and performance deferred share units (collectively referred to as units). Deferred and restricted share units are granted to both employees and directors.

Performance and performance deferred share units are granted to employees only. During the first quarter of 2019, we issued 1,004,820 units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. Performance and performance deferred share units vest in three years. The performance and performance deferred share units have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at March 31, 2019 was 5,251,844.

Share-based compensation expense of $16 million (2018 – $27 million) was recorded for the three months ended March 31, 2019 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income

	March 31,	March 31,
(CAD$ in millions)	2019	2018

Currency translation differences	$489	$328
Unrealized loss on marketable equity and debt securities (net of tax of $4 and $3)	(23)	(16)
Realized gain on marketable equity and debt securities (net of tax $nil and $nil)	–	1
Share of other comprehensive loss of associates and joint ventures	(1)	(1)
	$465	$312

c)	Dividends

Dividends of $0.05 per share (totaling $28 million) were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2019.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to our normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

We purchased for cancellation 5,782,407 Class B subordinate voting shares under our normal course issuer bids during the first quarter ended March 31, 2019.

71         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between operations are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	Three months ended March 31, 2019
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,552	$630	$844	$212	$–	$3,238
Less: Intra-segment revenues	–	–	(132)	–	–	(132)
Revenues	1,552	630	712	212	–	3,106
Cost of sales	(826)	(460)	(561)	(217)	–	(2,064)
Gross profit (loss)	726	170	151	(5)	–	1,042
Other operating income (expenses)	(18)	(5)	14	(8)	(63)	(80)
Profit (loss) from operations	708	165	165	(13)	(63)	962
Net finance expense	(14)	(12)	(11)	(6)	(11)	(54)
Non-operating income (expenses)	(7)	4	(3)	(2)	83	75
Profit (loss) before taxes	687	157	151	(21)	9	983
Capital expenditures	283	291	48	56	3	681
Goodwill	702	410	–	–	–	1,112
Total assets	16,053	12,429	3,890	6,229	3,505	42,106

72         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2018
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,588	$739	$950	$–	$–	$3,277
Less: Intra-segment revenues	–	–	(185)	–	–	(185)
Revenues	1,588	739	765	–	–	3,092
Cost of sales	(772)	(446)	(514)	–	–	(1,732)
Gross profit	816	293	251	–	–	1,360
Other operating income (expenses)	(7)	(61)	(9)	11	(70)	(136)
Profit (loss) from operations	809	232	242	11	(70)	1,224
Net finance expense	(16)	(10)	(10)	(1)	(2)	(39)
Non-operating income (expense)	14	1	3	(1)	(29)	(12)
Profit (loss) before taxes	807	223	235	9	(101)	1,173
Capital expenditures	252	141	56	212	1	662
Goodwill	702	396	–	–	–	1,098
Total assets	15,361	9,813	3,699	5,984	3,037	37,894

12.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2019, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulated that some portion of the slag discharged from TML’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. In August 2016 the District Court ruled in favour of the Tribal plaintiffs, awarding approximately US$9 million in past response costs and TML appealed that decision, along with certain other findings in the first phase of the case, in the Ninth Circuit Court of Appeals, which upheld the trial court ruling in September 2018. TML applied for rehearing of the Ninth Circuit ruling, which was denied, and is seeking leave to appeal certain other findings in phase one of the case to the United States Supreme Court.

73         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

12.	CONTINGENCIES, continued

A District Court ruling in favour of plaintiffs on a motion seeking recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations was overturned on appeal in the Ninth Circuit in July 2016, with the result that alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow resolution of appeals with respect to issues raised in the first phase of the litigation and completion of the remedial investigation and Feasibility Study being undertaken by TAI.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

During the year ended December 31, 2018, Teck Coal Limited (TCL) received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government in British Columbia. This permit references the Elk Valley Water Quality Plan, an area-based management plan developed by Teck in accordance with a 2013 Order of the British Columbia Minister of Environment. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL’s potential defences to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

74         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

13.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices for forward curves for respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

75         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

14.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2019 and December 31, 2018 are summarized in the following table:

(CAD$ in millions)	March 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$1,349	$–	$–	$1,349	$68	$–	$–	$68
Marketable equity securities	46	–	36	82	44	–	36	80
Debt securities	89	–	3	92	90	–	3	93
Settlement receivables	–	649	–	649	–	557	–	557
Derivative instruments and embedded derivatives	–	175	–	175	–	86	–	86
	$1,484	$824	$39	$2,347	$202	$643	$39	$884

Financial liabilities
Derivative instruments and embedded derivatives	$–	$43	$–	$43	$–	$45	$–	$45
Settlement payables	–	69	–	69	–	45	–	45
	$–	$112	$–	$112	$–	$90	$–	$90

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at March 31, 2019.

15.	ADOPTION OF NEW IFRS PRONOUNCEMENTS

a)	Leases

We adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where we have recorded leases from that date forward and have not restated comparative information. We have recorded right-of-use assets of $280 million within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using our incremental borrowing rate on January 1, 2019. We have recorded lease liabilities of $342 million as at January 1, 2019 and reclassified $338 million of lease liabilities that were previously presented as debt on the balance sheet. The net of tax difference between right-of-use assets and lease liabilities recognized on transition of $43 million was recorded as a retained earnings adjustment on January 1, 2019.

IFRS 16 eliminates the classification of leases as either operating or finance leases for a lessee, and all leases will be recorded on the balance sheet for the lessee.

76         Teck Resources Limited 2019 First Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

15.	ADOPTION OF NEW IFRS PRONOUNCEMENTS, continued

As part of the initial application of IFRS 16 we have elected to apply the following practical expedients:

•	the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
•
not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application, with the exception of a portfolio of equipment leases in our steelmaking coal business unit;

•	rely on our assessment of whether leases are onerous contracts as an alternative to an impairment review;
•	exclude initial direct costs from the right-of-use asset; and
•	use hindsight when assessing the lease term.

Reconciliation of lease liabilities as at January 1, 2019

(CAD$ in millions)

Future aggregate minimum lease payments under operating leases as at December 31, 2018	$439
Recognition exemptions and other	(2)
$437
Effect of discounting at the incremental borrowing rate	(95)
Lease liabilities arising on initial application of IFRS 16	342
Lease liabilities from finance leases previously recorded in debt	338
Total lease liabilities as at January 1, 2019	$680

The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 4.97%.

b)	Uncertainty Over Income Tax Treatments

We adopted IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures.

77         Teck Resources Limited 2019 First Quarter News Release